EXHIBIT 77C
FLAHERTY & CRUMRINE DYNAMIC PREFERRED AND INCOME FUND
INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 21, 2015, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund. The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

     Name               For         Withheld

     David Gale       16,579,999     203,620

     Karen H. Hogan    16,556,085    227,534

Donald F. Crumrine, Morgan Gust and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.